AGENCY AGREEMENT

Effective as of November 26, 2010

Silvermex Resources Inc.
420-609 Granville Street
Vancouver, BC V7Y 1G5

Attention:                Duane Nelson, Chief Executive Officer

Dear Sir:

Re: Private Placement of Units

MGI Securities Inc. (the “Lead Agent”) on behalf of itself and Global Hunter Securities LLC (together, the “Agents”) understands that Silvermex Resources Inc. (the “Corporation”) proposes to issue and sell up to 19,354,838 units (the “Units”) at a price of C$0.62 per Unit (the “Unit Issue Price”) with each Unit consisting of one previously unissued common share of the Corporation (a “Common Share”) and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one additional Common Share (a “Warrant Share”) of the Corporation at a price of C$0.90 for a period of 36 months following the Closing Date (as defined below) pursuant to the terms of the warrant certificates. The Corporation has also granted the Agents an option (the “Agents’ Option”) to arrange for the issuance and sale of up to an additional 4,838,709 Units (the “Agents’ Option Units”), at a price per Agents’ Option Unit equal to the Unit Issue Price exercisable at any time on or before 48 hours prior to the Closing Date (as defined below). The offering of Units by the Corporation is referred to in this Agreement as the “Offering”. The Common Shares and Warrants comprising the Units sold pursuant to this Agreement, including any Agents’ Option Units sold under the Agents’ Option, are collectively referred to as the “Offered Securities”.

Subject to the terms and conditions of this Agreement, the Agents agree to act as, and the Corporation appoints the Agents as, the sole and exclusive agents of the Corporation to offer the Offered Securities for sale on a “best efforts” basis, without underwriter liability, in the Selling Jurisdictions (as defined below) on a private placement basis, to purchasers in the United States that are “accredited investors” as defined in Rule 501(a) (which definition, as it applies to certain natural persons, has been amended by the United States Dodd-Frank Wall Street Reform and Consumer Protection Act) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) in transactions that are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws, and to purchasers in certain “offshore” jurisdictions outside of Canada and the United States, all in the manner contemplated by this Agreement. The Corporation acknowledges and agrees that the Agents may, but are not obligated to, purchase any of the Offered Securities as principal.

The Corporation agrees that the Agents shall be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as their agents, to assist in the Offering in the Selling Jurisdictions and that the Agents may determine, and shall be solely responsible for, the remuneration payable to such other dealers appointed by them.

In consideration of the Agents’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Offered Securities and distributing the Offered Securities, directly and through other investment dealers and brokers, subject to the paragraph below, the Corporation shall pay to the Agents a cash fee (the “Agents’ Fee”) equal to 7.0% of the gross proceeds of the Offering. The Agents’ Fee shall be payable at the Closing Time as provided for in Section 8. As additional compensation for the services provided, the Corporation shall grant to the Agents non-transferable compensation options (the “Compensation Options”) entitling the Agents to subscribe for that number of Common Shares equal to 7.0% of the number of Units sold under the Offering, including any Agents’ Option Units sold under the Agents’ Option, at an exercise price of $0.71, exercisable for a period of 24 months following the Closing Date pursuant to the terms of compensation option certificates (the “Compensation Option Certificates”).

1. Definitions

In this Agreement:

(a)	“affiliate”, “distribution”, “material change”, “material fact”, “misrepresentation”, and “subsidiary” have the respective meanings given to them in the Securities Act (Ontario);

(b)	“Agents” has the meaning given to it above;

(c)	“Agents’ Counsel” means Osler, Hoskin & Harcourt LLP;

(d)	“Agents’ Fee” has the meaning given to it above;

(e)	“Agents’ Option” has the meaning given to it above;

(f)	“Agents’ Option Units” has the meaning given to it above;

(g)

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents by this letter, including the schedules attached to this letter, as amended or supplemented from time to time;

(h)	“Applicable Securities Laws” means all applicable securities, corporate and other laws, rules, regulations, notices and policies;

(i)

“Business Day” means any day, other than a Saturday or Sunday on which banking institutions in Toronto, Ontario and Vancouver, British Columbia are open for commercial banking business during normal banking hours;

(j)	“Closing” means the completion of the Offering;

(k)	“Closing Date” means December 16, 2010 or such other date as the Agents and the Corporation may agree upon in writing;

(l)	“Closing Time” means 8:00 a.m. (Vancouver time) or such other time on the Closing Date as the Agents and the Corporation may agree;

(m)	“Common Share” has the meaning given to it above;

(n)	“Compensation Options” has the meaning given to it above;

(o)	“Compensation Option Certificates” has the meaning given to it above;

(p)	“Corporation” has the meaning given to it above;

(q)	“Corporation’s counsel” means Lang Michener LLP;

(r)	“Documents” means, collectively:

(i)	the annual information form of the Corporation dated March 31, 2010 for the fiscal year ended December 31, 2009;

(ii)	the management information circular of the Corporation dated May 21, 2010 distributed in connection with the annual general meeting of shareholders of the Corporation held on June 29, 2010;

(iii)	the management information circular of Silver One dated September 22, 2009 distributed in connection with the annual general meeting of shareholders of Silver One held on October 26, 2009;

(iv)	the management information circular of the Corporation dated October 8, 2010 distributed in connection with the special meeting of shareholders of the Corporation held on November 9, 2010;

(v)	the management information circular of Silver One dated October 8, 2010 distributed in connection with the annual special meeting of shareholders of Silver One held on November 9, 2010;

(vi)	all press releases released by the Corporation and Silver One since December 31, 2009; and

(vii)	all material change reports filed by the Corporation and Silver One since December 31, 2009;

(s)	“Due Diligence Sessions” has the meaning given to it in Section 6(a);

(t)	“Due Diligence Session Responses” means the written or oral responses of the Corporation, as given by any director or officer of the Corporation, at a Due Diligence Session;

(u)	“Employment Laws” has the meaning given to it in Section 4(aa);

(v)

“Financial Statements” means, collectively: (i) the consolidated balance sheets of the Corporation as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon, and the unaudited consolidated financial statements for the Corporation as at June 30, 2010 and 2009 and for the three and nine month periods ended September 30, 2010 and September 30, 2009; and (ii) the consolidated annual financial statements of Silver One as at and for the years ended April 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the unaudited interim consolidated financial statements for Silver One as of July 31, 2010 and 2009 and for the three month periods ended July 31, 2010 and July 31, 2009;

(w)

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(x)	“Governmental Licenses” has the meaning given in Section 4(y);

(y)	“Lead Agent” has the meaning given to it above;

(z)

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(aa)

“Material Adverse Effect” means any effect, change, event or occurrence that is, or is reasonably likely to be, materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and its subsidiaries taken as a whole;

(bb)	“Material Agreements” means, collectively, the Unit Subscription Agreements and this Agreement;

(cc)

“Material Properties” means, collectively, the Corporation’s La Guitarra Mine located in the Temascaltapec Mining District of Mexico and the Rosario/San Marcial Mining Camp located in southwestern Sinaloa, Mexico held by the Corporation through its direct and indirectly wholly-owned subsidiaries;

(dd)	“notice” has the meaning given in Section 18;

(ee)	“Offered Securities” has the meaning given to it above;

(ff)	“Offering” has the meaning given to it above;

(gg)

“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions since December 31, 2009, including without limitation, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws of the Selling Jurisdictions;

(hh)	“Securities Commissions” means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

(ii)

“Selling Jurisdictions” means all of the provinces of British Columbia, Alberta and Ontario, the United States, and such other jurisdictions as the Agents and the Corporation may agree, including certain “offshore” jurisdictions outside of Canada and the United States;

(jj)

“Silver One” means Silver One Mining Corporation (formerly Silvermex Resources Ltd.), a corporation formerly existing under the Business Corporations Act (British Columbia), which was acquired by and became a wholly-owned subsidiary of the Corporation pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) effective November 16, 2010;

(kk)

“Subscriber” means, for the purposes of this Agreement, the person who executes a Unit Subscription Agreement or, if such person executes a Unit Subscription Agreement as a duly authorized agent of one or more principals, the principal or principals of such person;

(ll)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(mm)	“TSX” means the Toronto Stock Exchange;

(nn)	“Unit Issue Price” has the meaning given to it above;

(oo)

“Unit Subscription Agreements” means the agreements entered into by each Subscriber for Units and the Corporation in respect of the Subscriber’s subscription for Units in the form and on terms and conditions satisfactory to each of the Corporation and the Agents, acting reasonably;

(pp)	“Units” has the meaning given to it above;

(qq)	“U.S. Exchange Act” has the meaning given to it in Section 13(e);

(rr)	“U.S. Securities Act” has the meaning given to it above;

(ss)	“Warrant” has the meaning given to it above; and

(tt)	“Warrant Share” has the meaning given to it above.

2. Restrictions on Sale

The Agents covenant and agree with the Corporation that they will:

(a)

not solicit subscriptions for Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Selling Jurisdictions, provided that the Agents may so solicit, trade or act within such jurisdictions only if such solicitation, trade or act is in compliance with Applicable Securities Laws in such jurisdiction and does not (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities, (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction, or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction, if any, comparable to and not greater than the liability with respect thereto under the Applicable Securities Laws of one of the Selling Jurisdictions in Canada; and

(b)

not advertise the proposed sale of the Offered Securities in printed media of general and regular paid circulation, radio or television nor provide or make available to prospective purchasers of Offered Securities any document or material which would constitute an offering memorandum as defined in Applicable Securities Laws.

The parties to this Agreement acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States except pursuant to transactions that are exempt from the registration requirements of the U.S. Securities Act and the applicable laws of any U.S. state. Accordingly, the Corporation and each of the Agents hereby agree that offers and sales of the Offered Securities in the United States shall be conducted only in the manner specified in Schedule B, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement.

3. Delivery of Unit Subscription Agreements

The Agents agree to obtain from each Subscriber an executed Unit Subscription Agreement (including the execution of applicable Schedules to such Unit Subscription Agreements) and deliver such Unit Subscription Agreements (including applicable Schedules) to the Corporation on the Closing Date. In addition, the Agents agree to obtain from each Subscriber such forms and other documents as may be required by the Securities Commissions and provided by the Corporation to the Agents for delivery under this Agreement.

The Corporation may not reject any properly completed Unit Subscription Agreement unless the number of Offered Securities subscribed for pursuant to the Unit Subscription Agreements and tendered by the Agents exceeds the maximum number of Offered Securities to be sold under this Agreement or unless the distribution cannot be completed in accordance with Applicable Securities Laws.

4. Representations and Warranties of the Corporation

The Corporation represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties, that:

(a)

since December 31, 2009 (i) the Corporation has been and is in material compliance with its timely disclosure obligations under Applicable Securities Laws (other than section 13 of the U.S. Exchange Act and the rules and regulations promulgated under the U.S. Exchange Act) and the rules and regulations of the TSX, (ii) no confidential material change report has been filed by the Corporation under Applicable Securities Laws that remains confidential at the date of this Agreement, and (iii) all of the material contracts and agreements of the Corporation and its subsidiaries not made in the ordinary course of business, if required under the Applicable Securities Laws (other than section 13 of the U.S. Exchange Act and the rules and regulations promulgated under the U.S. Exchange Act), have been filed with the applicable Securities Commissions;

(b)

except as disclosed to the Lead Agent in writing or as otherwise disclosed in the Documents, since the date of the most recent audited balance sheet (i) there has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken as a whole, (ii) there have been no transactions entered into by the Corporation or any of its subsidiaries which are material with respect to the Corporation and its subsidiaries taken as a whole, other than those in the ordinary course of business, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Corporation on any class of its shares;

(c)

the Corporation and each of its subsidiaries has been duly incorporated and organized and is validly subsisting under the laws of its jurisdiction of formation and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed would not have a Material Adverse Effect;

(d)

the Corporation has the requisite corporate power, authority and capacity to enter into the Material Agreements and to perform its obligations under the Material Agreements and the Corporation has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on or as proposed to be carried on;

(e)

the Corporation has authorized share capital consisting of an unlimited number of common shares, of which 201,962,903 common shares are issued and outstanding as of the date of this Agreement. No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares of the Corporation, other than common shares issuable pursuant to (i) property option or acquisition agreements in place prior to the date of this Agreement, (ii) the exercise of outstanding options under the Corporation’s stock option plan, and (iii) options or warrants previously granted outside of the Corporation’s stock option plan;

(f)

all of the issued and outstanding securities of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable shares of the Corporation, and none of the outstanding securities of the Corporation were issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation;

(g)

the Corporation is the beneficial owner and holder of record of all of the issued and outstanding shares in the capital of each of its subsidiaries, with good and valid title to all such shares, free and clear of all Liens and encumbrances;

(h)	the Corporation has full corporate power and authority to issue the Offered Securities and the Compensation Options;

(i)

the Common Shares and Warrants, at the Closing Time, and the Warrant Shares upon the exercise of the Warrants in accordance with their terms, shall be duly authorized and upon receipt of payment, validly issued, and with respect to the Common Shares and Warrant Shares, fully paid and non-assessable shares of the Corporation;

(j)

on or prior to the Closing Time, the form of the certificates for the Common Shares, Warrants and Compensation Options will have been approved by the board of directors of the Corporation and adopted by the Corporation and will comply with all legal and stock exchange requirements and will not conflict with the Corporation’s by-laws or constating documents;

(k)	the Common Shares and Warrant Shares are conditionally listed for trading on the TSX, subject to the satisfaction of customary conditions required by such exchange;

(l)	at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares shall be allocated and reserved for issuance upon due exercise of the Warrants in accordance with their terms;

(m)

the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, the Material Agreements and the performance of any of the transactions contemplated by the Material Agreements by the Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any applicable laws or any term or provision of the articles, by- laws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to have a Material Adverse Effect;

(n)

the Material Agreements and the performance of the Corporation’s obligations under the Material Agreements have been duly authorized by all necessary corporate action and the Material Agreements have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and, with respect to this Agreement, by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(o)

no approval, authorization, consent or other order of, and no filing, registration or recording with any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of its obligations under the Material Agreements, except as required by Applicable Securities Laws with regard to the distribution of the Offered Securities, if any, in the Selling Jurisdictions;

(p)	the Corporation is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would have a Material Adverse Effect;

(q)

the Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved and present fairly in all material respects the financial position, results of operations and cash flows of the Corporation as at the dates of such statements;

(r)

the Corporation maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and maintains a system of disclosure controls and procedures that is designed to provide reasonable assurances that information required to be disclosed by the Corporation under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified under Applicable Securities Laws and to ensure that information required to be disclosed by the Corporation under Applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure;

(s)

no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, the Corporation or its subsidiaries will continue after the Closing to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or has any indebtedness, liability or obligation to, the Corporation or its subsidiaries, except as disclosed to the Lead Agent in writing or as otherwise disclosed in the Documents or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Corporation or its subsidiaries as described in the Documents;

(t)

neither the Corporation nor any of its subsidiaries has incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Documents, or (ii) as incurred in the ordinary course of business by the Corporation or its subsidiaries, as the case may be, and which do not have a Material Adverse Effect;

(u)

except as disclosed to the Lead Agent in writing or as otherwise disclosed in the Documents, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Corporation’s knowledge, threatened (and the Corporation does not know of any basis for such litigation, governmental or other proceeding or investigation) against, or involving the assets, properties or business of, the Corporation, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority and to the Corporation’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

(v)

the auditors that audited the Financial Statements are independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in British Columbia and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with such firms or any other prior auditor of the Corporation or any of its subsidiaries;

(w)

except as disclosed to the Lead Agent in writing or as otherwise disclosed in the Documents, all tax returns required to be filed by the Corporation and its subsidiaries on or prior to the date of this Agreement have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable to such tax and other assessments, due or claimed to be due have been paid, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided, and neither the Corporation nor any of its subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment of taxes; there is no tax deficiency which has been asserted against the Corporation or any of its subsidiaries which would have a Material Adverse Effect and all material tax liabilities are adequately provided for in accordance with Canadian generally accepted accounting principles within the Financial Statements of the Corporation for all periods up to date of latest audited balance sheet; there are no assessments or investigations in progress, pending or, to the knowledge of the Corporation, threatened against the Corporation in respect of taxes; there are no Liens for taxes upon the assets of the Corporation;

(x)

except where non-compliance does not have and may not reasonably be expected to have a Material Adverse Effect, each of the Corporation and its subsidiaries has conducted and are conducting their business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which they carry on business and neither the Corporation nor any of its subsidiaries has received any notice of any alleged violation of any such laws, rules and regulations;

(y)

each of the Corporation and its subsidiaries possesses such permits, licences, approvals, consents and other authorizations issued by Governmental Authorities (collectively, “Governmental Licences”) necessary to conduct the business now operated by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect and all such Governmental Licences are valid and existing and in good standing. Each of the Corporation and its subsidiaries is in compliance in all material respects with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect;

(z)

except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect (i) neither the Corporation nor any of its subsidiaries is in violation of any Environmental Laws, (ii) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or its subsidiaries, and, to the knowledge of the Corporation, there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non- compliance or violation, investigation or proceedings;

(aa)

except as disclosed to the Lead Agent in writing or as otherwise disclosed in the Documents (i) each of the Corporation and its subsidiaries is in compliance, in all material respects, with the provisions of all applicable federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, “Employment Laws”), (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened with any employee of the Corporation or its subsidiaries that would have a Material Adverse Effect, and, to the knowledge of the Corporation, none has occurred during the past year, and (iii) no union has been accredited or otherwise designated to represent any employees of the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or any of its subsidiaries, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation or any of its subsidiaries’ facilities and none is currently being negotiated by the Corporation or any of its subsidiaries;

(bb)

no existing supplier, manufacturer or contractor of the Corporation has indicated that it intends to terminate its relationship with the Corporation or that it will be unable to meet the Corporation’s supply, manufacturing or contracting requirements;

(cc)

neither the Corporation nor any subsidiary is in default or breach, in any material respect, of any real property lease, and neither the Corporation nor any subsidiaries has received any notice or other communication from the owner or manager of any real property leased by the Corporation or any subsidiaries that the Corporation or such subsidiaries is not in compliance, in any material respect, with any real property lease, and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened;

(dd)

the Corporation maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance will at Closing continue to be in full force and effect; and neither the Corporation nor any of its subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy;

(ee)

each of the Corporation and its subsidiaries has good and marketable title to all of its assets and property and no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Corporation or any of its subsidiaries that would have a Material Adverse Effect;

(ff)

except as disclosed to the Lead Agent in writing or as otherwise disclosed in the Documents, the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding;

(gg)

no officer, director, employee or any other person not dealing at arm’s length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Corporation’s properties or assets or any revenue or rights attributed to the Corporation’s properties or assets;

(hh)	to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it;

(ii)

except as disclosed in the Documents, none of the Corporation nor any of its subsidiaries has outstanding any debentures, notes, mortgages, or other indebtedness that is material to the Corporation and its subsidiaries taken as a whole;

(jj)

the Corporation or one of its subsidiaries holds freehold title, mining leases, mining claims, mining concessions or other conventional proprietary interests or rights recognized in the jurisdiction in which each material mining property described in the Documents is located, in respect of the ore bodies and minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Corporation or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating to such mining properties, with only such exceptions as would not have a Material Adverse Effect. In addition, the Corporation or one of its subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each material mining property described in the Documents, with only such exceptions as are described in the Documents. Each of the aforementioned interests and rights is currently in good standing or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect;

(kk)

the minute books and corporate records of the Corporation and its subsidiaries made available to Agents’ Counsel, in connection with the Agents’ due diligence investigations are the original minute books and records or true and complete copies of the original minute books and records and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee of the board of directors to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records, other than those which are not material in the context of such entities, as applicable;

(ll)

to the knowledge of the Corporation, no Securities Commission, stock exchange or comparable authority has issued any order requiring trading in any of the Corporation’s securities to cease or preventing the distribution of the Offered Securities in any Selling Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(mm)	Computershare Investor Services Inc., at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Common Shares of the Corporation;

(nn)

other than as contemplated by this Agreement, there is no person acting at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the sale of the Offered Securities;

(oo)

except for such agreement(s) as will be terminated on or prior to the Closing Date, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or its subsidiaries or the operations or affairs of the Corporation or its subsidiaries; and

(pp)	the representations and warranties of the Corporation in or incorporated by reference in the Unit Subscription Agreements are, or will be at the Closing Time, true and correct.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Agreement made by the Corporation to the Agents shall also be deemed to be made for the benefit of Subscribers as if the Subscribers were also parties to this Agreement (it being agreed that the Agents are acting for and on behalf of the Subscribers for this purpose).

5. Representation and Warranty of the Agents

Each of the Agents represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representation and warranty, that it is and will be at the Closing Time duly registered under Applicable Securities Laws under a category that permits it to sell the Offered Securities in the Offering Jurisdictions.

6. Covenants of the Corporation

The Corporation covenants with the Agents that:

(a)

prior to the Closing Time, the Corporation shall allow the Agents the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results from such due diligence and in particular, the Corporation shall allow the Agents and Agents’ Counsel to conduct all due diligence which the Agents may reasonably require in order to confirm the Documents and the Public Record are accurate, complete and current in all material respects and to fulfill the Agents’ obligations as a registrant under Applicable Securities Laws and, in this regard, without limiting the scope of the due diligence inquiries that the Agents may conduct, the Corporation shall make available its senior management, directors and auditors to participate in one or more due diligence sessions (the “Due Diligence Sessions”) to answer in person any questions that the Agents may have and the Agents shall distribute a list of written questions to be answered in advance of such Due Diligence Sessions and the Corporation shall provide oral responses to such questions;

(b)

if any of the facts or information underlying or supporting the statement provided in the Corporation’s Due Diligence Session Responses have changed, the Corporation shall provide the Agents with prompt notice of the particulars of any such changes;

(c)	it will comply with all the obligations to be performed by it, and all of its covenants and agreements, under and pursuant to the Material Agreements;

(d)

during the period commencing on the date of this Agreement and ending at the Closing Time, it will promptly provide to the Agents, for review by the Agents and Agents’ Counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any financial statements of the Corporation, report to shareholders, information circular or any press release or material change report and any press release issued by the Corporation concerning the Offered Securities is to include the following or substantially similar legend: “NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.” and applicable legends required under Rule 135e of the U.S. Securities Act;

(e)

during the period commencing on the date of this Agreement and ending at the Closing Time, promptly notify the Agents in writing of any of the representations or warranties made by the Corporation in this Agreement being no longer true and correct;

(f)

during the period commencing on the date of this Agreement and ending on the Closing Time, the Corporation will promptly inform the Agents of the full particulars of any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets; provided, however, that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this Section 5(f) has occurred, the Corporation shall promptly inform the Agents of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agents as to whether the occurrence is of such a nature;

(g)

during the period commencing on the date of this Agreement and ending at the Closing Time, the Corporation will promptly inform the Agents of the receipt by the Corporation of (i) any communication of a material nature from any Securities Commission or similar regulatory authority, any stock exchange or any other Governmental Authority relating to the Corporation or the distribution of the Offered Securities, and (ii) the issuance by any Securities Commission or similar regulatory authority, any stock exchange or any other Governmental Authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(h)

the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Agents and Agents’ Counsel with Applicable Securities Laws of the Selling Jurisdictions in which it is a reporting issuer with respect to any material change, change, occurrence or event of the nature referred to in Sections 5(f) and 5(g) above;

(i)

the Corporation will use the net proceeds from the Offering to advance the Corporation’s wholly-owned La Guitarra Mine located in the Temascaltapec Mining District of Mexico and the Corporation’s Rosario/San Marcial Mining Camp in southwestern Sinaloa, Mexico and for general working capital purposes; and

(j)

as soon as reasonably possible, and in any event by the Closing Date, the Corporation shall take all such steps as may reasonably be necessary to enable the Offered Securities to be offered for sale and sold on a private placement basis to Subscribers in the Selling Jurisdictions through the Agents or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions set forth in Applicable Securities Laws of each of the Selling Jurisdictions.

7. Conditions to Closing

The obligations of the Agents under this Agreement shall be conditional upon the Agents receiving, and the Agents shall have the right on the Closing Date on behalf of Subscribers for Offered Securities to withdraw, all Unit Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Agents receive, on the Closing Date:

(a)

a favourable legal opinion dated the Closing Date from Corporation’s Counsel, in form and substance satisfactory to the Agents, acting reasonably, together with corresponding opinions (where relevant) of local counsel to the Corporation in relation to the laws of the Selling Jurisdictions in which the Offered Securities are sold and on which Corporation’s Counsel is not qualified to express opinions (which includes, for greater certainty, an opinion of the Corporation’s U.S. counsel addressed to the Agents, in form and substance reasonably satisfactory to the Agents and Agents’ Counsel, to the effect that no registration is required under the U.S. Securities Act, in connection with the offer, sale and delivery of the Units in the United States);

(b)	favourable title opinions dated the Closing Date regarding the Corporation’s Material Properties, in form and substance satisfactory to the Agents, acting reasonably;

(c)

a favourable legal opinion dated the Closing Date from the Corporation’s Mexican counsel, Urias Romero Y Asociados, S.C., in form and substance satisfactory to the Agents, acting reasonably, in relation to (i) the existence of La Guitarra Comparia Minera S.A. de C.V. under the laws of its jurisdiction of incorporation and as to the corporate capacity and power of La Guitarra Minera S. A. de C.V. to own and lease property and assets and carry on activities as described in the Documents and as to its authorized share capital and the ownership of its issued share capital; (ii) the existence of Minera Terra Plata, S.A. de C.V. under the laws of its jurisdiction of incorporation and as to the corporate capacity and power of Minera Terra Plata, S.A. de C.V. to own and lease property and assets and carry on activities as described in the Documents and as to its authorized share capital and the ownership of its issued share capital; and (iii) the existence of Minera La Rastra S.A. de C.V. under the laws of its jurisdiction of incorporation and as to the corporate capacity and power of Minera La Rastra S. A. de C.V. to own and lease property and assets and carry on activities as described in the Documents and as to its authorized share capital and the ownership of its issued share capital;

(d)

a certificate of the Corporation dated the Closing Date, addressed to the Agents and signed on the Corporation’s behalf by its Chief Executive Officer or such other officer or director of the Corporation satisfactory to the Agents, acting reasonably, with respect to the constating documents of the Corporation, solvency, all resolutions of the board of directors of the Corporation relating to this Agreement and the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Agents may reasonably request; and

(e)

a certificate of the Corporation dated the Closing Date, addressed to the Agents and signed on the Corporation’s behalf by its Chief Executive Officer or such other officer or director of the Corporation satisfactory to the Agents, acting reasonably, certifying that:

(i)

the Corporation has complied with and satisfied all terms and conditions of this Agreement and the Unit Subscription Agreements on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Corporation contained in this Agreement and the Unit Subscription Agreements are true and correct at the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(iii)

the Due Diligence Session Responses provided by the Corporation at the Due Diligence Session are true and correct and would not be different in any material respect if the Due Diligence Session were held immediately prior to the Closing Time;

(iv)

the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this Agreement and the Unit Subscription Agreements, the offering and sale of the Offered Securities and the consummation of the other transactions contemplated by this Agreement (subject to completion of filings with certain regulatory authorities following the Closing Date); and

(v)

no order, ruling or determination having the effect of suspending the sale or cease trading of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Applicable Securities Laws or by any other regulatory authority.

The foregoing conditions contained in this Section 7(a), (b), (d), (e) and (e) are for the sole benefit of the Agents and may be waived in whole or in part by the Agents at any time and without limitation. If any of the foregoing conditions have not been met at the Closing Time, the Agents may terminate its obligations under this Agreement without prejudice to any other remedies it may have and the Agents shall have the right on behalf of the Subscribers to withdraw all Unit Subscription Agreements delivered and not previously withdrawn by Subscribers.

8. Deliveries and Agents’ Fee

The sale of the Offered Securities shall be completed at the Closing Time at the offices of Corporation’s Counsel in Toronto, Ontario or at such other place as the Corporation and the Agents may agree. At or before the Closing Time, the Corporation shall deliver to the Agents:

(a)

the opinions, certificates and agreements referred to in Section 7 and all other documents required to be provided by the Corporation to the Agents pursuant to this Agreement and the Unit Subscription Agreements;

(b)	certificates representing the Common Shares and Warrants purchased from it registered as the Lead Agent may direct the Corporation in writing not less than 48 hours prior to the Closing Time;

(c)	the Compensation Option Certificates;

(d)

the Corporation’s receipt for payment by the Agents of an amount equal to the aggregate purchase price for the Offered Securities sold pursuant to the Offering less an amount equal to the Agents’ Fee and the costs and expenses of the Agents pursuant to Section 9; and

(e)	such further documentation as may be contemplated by this Agreement or as Agents’ Counsel or the applicable regulatory authorities may reasonably require;

against:

(f)

all duly completed Unit Subscription Agreements tendered by the Subscribers for the Offered Securities being issued and sold and, where applicable, all completed forms, schedules and certificates contemplated by the Unit Subscription Agreements;

(g)	a certificate of Global Hunter Securities LLC in the form attached as Exhibit 1 to Schedule A;

(h)

a certified cheque in an amount equal to the aggregate purchase price for the Offered Securities sold pursuant to the Offering, less an amount equal to the Agents’ Fee and the costs and expenses of the Agents provided for in Section 9; and

(i)	the Agents’ receipt for the Agents’ Fee, and the definitive certificates delivered to the Agents in accordance with Section 8(b) and the Compensation Option Certificates.

9. Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and all expenses of or incidental to all other matters in connection with the offering of the Offered Securities shall be borne by the Corporation including, without limitation, all fees and disbursements of all legal counsel to the Corporation (including U.S., foreign and local counsel), all fees and disbursements of the Corporation’s accountants and auditors, all expenses related to marketing activities, all printing costs incurred in connection with the offering of the Offered Securities, including certificates, if any, representing the Offered Securities, all filing fees, all fees and expenses relating to listing the Offered Securities on any exchanges, all fees and expenses of the Corporation’s auditors, all transfer agent fees and expenses, all reasonable out-of-pocket expenses of the Agents incurred in connection with the offering of the Offered Securities, including without limitation the reasonable fees, taxes and disbursements of Agents’ Counsel, and any printing, courier, telecommunications, travel and other expenses incurred by the Lead Agent together with all related taxes (including, without limitation, provincial sales taxes and GST).

10. Restriction on Offerings

During the period beginning on the Closing Date and ending on the date that is 60 days after the Closing Date, the Corporation shall not, directly or indirectly, without the prior written consent of the Lead Agent, such consent not to be unreasonably withheld, sell, offer to sell, issue, grant any option, warrant or other right for the sale or issuance of, or otherwise lend, transfer, assign or dispose of (including without limitation by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares or other securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into common shares or other securities of the Corporation, whether or not cash settled), in a public offering or by way of private placement or otherwise, any common shares or other securities of the Corporation or any securities convertible into, exchangeable for, or otherwise exercisable into common shares or other securities of the Corporation, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, other than rights granted under the Corporation’s stock option plan or any other share-based compensation arrangement of the Corporation and securities issued upon the exercise of such rights, securities issued with respect to an arm’s length merger or business combination, acquisition, strategic partnering or off-take agreement or securities issued to satisfy any commitments under property option or acquisition agreements in place prior to the date of this Agreement.

11. Rights of Termination

(a)	Regulatory Proceedings Out

If, after the date of this Agreement and prior to the Closing Time, any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted or announced or any order is made by any federal, provincial or other Governmental Authority in relation to the Corporation which, in the opinion of any of the Agents, operates to prevent or restrict the distribution or trading of the Offered Securities, then such Agent shall be entitled, at its option and in accordance with Section 11(f), to terminate its obligations under this Agreement by notice to that effect given to the Corporation any time at or prior to the Closing Time.

(b)	Disaster Out

If prior to the Closing Time there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of any of the Agents, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, then such Agent shall be entitled, at its option and in accordance with Section 11(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(c)	Market Out

If, after the date of this Agreement and prior to the Closing Time, the state of financial markets in Canada, the United States or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of any of the Agents, the Offered Securities cannot be marketed profitably, then such Agent shall be entitled, at its option and in accordance with Section 11(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(d)	Material Change or Change in Material Fact Out

If, after the date of this Agreement and prior to the Closing Time, there shall occur any material change or change in a material fact which, in the reasonable opinion of any of the Agents, would be expected to have a significant adverse effect on the market price or value of the Offered Securities, then such Agent shall be entitled, at its option, in accordance with Section 11(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation any time at or prior to the Closing Time.

(e)	Non-Compliance with Conditions

The Corporation agrees that all terms and conditions in Section 7 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle any of the Agents to terminate its obligations under this Agreement to purchase the Offered Securities by notice to that effect given to the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Agent only if such waiver or extension is in writing and signed by the Agent.

(f)	Exercise of Termination Rights

The rights of termination contained in Sections 11(a), (b), (c), (d) and (e) may be exercised by any of the Agents and are in addition to any other rights or remedies any of the Agents may have in respect of any default, act or failure to act or non- compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agents to the Corporation or on the part of the Corporation to the Agents except in respect of any liability which may have arisen prior to or arise after such termination under Sections 9, 12 and 13. A notice of termination given by an Agent under Sections 11(a), (b), (c), (d) and (e) shall not be binding upon any other Agent who has not also executed such notice.

12. Indemnity

(a)	Rights of Indemnity

The Corporation agrees to indemnify and save harmless each of the Agents and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such persons in connection with defending or investigating any of the above, which legal fees and other expenses the Corporation shall reimburse such persons for forthwith upon demand), but excluding any loss of profits and other consequential damages, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)

any information or statement contained in the Unit Subscription Agreements, the Documents or the Public Record (other than any information or statement relating solely to the Agents and furnished to the Corporation by the Agents expressly for inclusion in the Unit Subscription Agreements), which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating to the Agents and furnished to the Corporation by the Agents expressly for inclusion in the Unit Subscription Agreements) contained in the Material Agreements, the Documents or the Public Record;

(iii)

any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Securities imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 12(a)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Agents or its banking or selling group members, if any) relating to or materially affecting the trading or distribution of the Offered Securities; or

(v)	any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of the Material Agreements or any requirement of Applicable Securities Laws.

(b)	Notification of Claims

If any matter or thing contemplated by Section 12(a) (any such matter or thing being referred to as a “Claim”) is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Corporation as soon as possible of the nature of such Claim (but the omission to so notify the Corporation in writing of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission to so notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that the Corporation is materially prejudiced by that failure). The Corporation shall assume the defence of any suit brought to enforce such Claim, provided, however, that:

(i)	the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably; and

(ii)

no settlement of any such Claim or admission of liability may be made by the Corporation without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Material Agreements, the Agents shall obtain and hold the rights and benefits of this Section 12 in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel;

(ii)

the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(iii)	the Corporation shall not have retained counsel within seven Business Days following receipt by the Corporation of notice of any such Claim from the Indemnified Party.

13. Contribution

(a)	Rights of Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 12 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Agents or enforceable otherwise than in accordance with its terms, the Corporation and the Agents shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated by Section 12 in such proportions so that the Agents shall be responsible for the portion represented by the percentage that the aggregate Agents’ Fee bears to the aggregate offering price of the Offered Securities being sold by the Corporation and the Corporation shall be responsible for the balance, whether or not they have been sued together or sued separately, provided, however, that:

(i)

the Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Agents’ Fee actually received by the Agents from the Corporation under this Agreement;

(ii)

each Agent shall not in any event be liable to contribute, individually, any amount in excess of such Agent’s portion of the aggregate Agents’ Fee actually received from the Corporation under this Agreement; and

(iii)

no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b)	Rights of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Agents under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Agents are responsible, as determined in Section 13(a); and

(ii)

the amount of the Agents’ Fee actually received by the Agents from the Corporation under this Agreement, and an Agent shall in no event be liable to contribute, individually, any amount in excess of such Agent’s portion of the aggregate Agents’ Fee actually received from the Corporation under this Agreement.

(d)	Notice

If the Agents have reason to believe that a claim for contribution may arise, they shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Agents under this Section 13.

(e)	Right of Contribution in Favour of Others

With respect to this Section 13, the Corporation acknowledges and agrees that the Agents are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents.

For purposes of this Section 13, each person, if any, who controls an Agent within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and each Agent’s affiliates and selling agents shall have the same rights to contribution as such Agent and each person, if any, who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation.

(f)	Remedy Not Exclusive

The remedies provided for in this Section 13 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any party at law or in equity.

14. Survival of Representations and Warranties

The respective indemnities, agreements, representations, warranties and other statements of the Corporation and the Agents, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results of any investigation) made by or on behalf of the Agents or the Corporation and shall survive delivery of and payment for the Offered Securities and the subsequent disposition of the Offered Securities by the Agents or the termination of the Agents’ obligations under this Agreement.

15. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

16. Time

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

17. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

18. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Silvermex Resources Inc.
420-609 Granville Street
Vancouver, BC V7Y 1G5

Attention:	Duane Nelson
Fax:	(604) 682-4009
Email:	duane@silvermexresources.com

In case of any notice to the Corporation, with a copy to:

Lang Michener LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention:	Gary Floyd
Fax:	(604) 893-7610
Email:	gfloyd@lmls.com

If to the Lead Agent, addressed and sent to:

MGI Securities Inc.
26 Wellington Street East
Suite 900
Toronto, ON M5E 1S2

Attention:	Paul Reid, Senior Investment Banker
Fax:	(416) 365-4383
Email:	preid@mgisecurities.com

In case of any notice to the Agents, with a copy to:

Osler, Hoskin & Harcourt LLP
One First Canadian Place
100 King Street West
Toronto, ON M5X 1B8

Attention:	Andrew Powers
Fax:	(416) 862-6666
Email:	apowers@osler.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 18. Each notice shall be personally delivered to the addressee or sent by fax or email to the addressee. A notice which is personally delivered or delivered by fax or email shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

19. Authority of the Lead Agent

The Lead Agent is hereby authorized by each of the other Agents to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with Section 18 or agreement entered into by or on behalf of the Agents by the Lead Agent. The Lead Agent represents and warrants that it has irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to Section 12(b), which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 11, which notice may be given by any of the Agents, or any waiver pursuant to Section 11(e), which waiver must be signed by all of the Agents. The Lead Agent shall consult with the other Agents concerning any matter in respect of which it acts as representative of the Agents.

20. Agents as Trustee

The Corporation acknowledges and agrees that it is the intention of the parties to this Agreement and the Corporation hereby constitutes the Agents as trustee for each of the Subscribers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained in this Agreement and the Agents shall be entitled, as trustee, in addition to any rights of the Subscribers, to enforce such covenants, agreements and representations and warranties on behalf of the Subscribers.

21. Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Lead Agent upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

MGI SECURITIES INC.

By:	“Paul Reid”
Paul Reid
Senior Investment Banker

“Mark Arthur”
By:	Mark Arthur
Chief Executive Officer

GLOBAL HUNTER SECURITIES, LLC

By:	“J. Barry”
J. Barry
Managing Director

Accepted and agreed to effective as of the date of this Agreement.

SILVERMEX RESOURCES INC.

By:	“Duane Nelson”
Duane Nelson
Chief Executive Officer

SCHEDULE A

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule and related exhibits, the following terms shall have the meanings indicated:

(a)

“Accredited Investors” means “accredited investors” as specified in Rule 501(a) of Regulation D (which definition, as it applies to certain natural persons, has been amended by the United States Dodd-Frank Wall Street Reform and Consumer Protection Act);

(b)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(c)	“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

(d)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(i)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(j)	“U.S. Affiliate” of any Agent means the U.S. registered broker-dealer affiliate of such Agent; and

(k)	“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S.

All other capitalized terms used but not otherwise defined in this Schedule shall have the meanings assigned to them in the Agency Agreement to which this Schedule is attached.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Agents that:

1.	The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the any of the securities comprising the Offered Securities.

2.

The Corporation is not, and after giving effect to the offering contemplated hereby and the application of the proceeds thereof, will not be registered or required to be registered as an “investment company” as such term is defined under the Investment Company Act of 1940, as amended.

3.

The Offered Securities have not been and will not be registered under the U.S. Securities Act or state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Except with respect to offers and sales of Units to Accredited Investors in reliance upon the exemptions from registration under the U.S. Securities Act provided by Rule 506 of Regulation D, and in reliance upon exemptions from registration under applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to or for the benefit of a U.S. Person or a person in the United States; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.

Neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action that would cause the applicable exemption on exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Agreement.

5.

None of the Corporation, any of its affiliates or any person acting on behalf of any of them (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.

Except with respect to the offer and sale of the Offered Securities contemplated hereby, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Corporation’s securities of the same or similar class as any of the securities comprising the Offered Securities, and will not do so for a period of six months following the completion of this offering, in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities.

7.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.

None of the Corporation, its affiliates or any person on behalf of any of them (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of Offered Securities contemplated hereby.

9.

For so long as the Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation shall either: (i) avail itself of the reporting exemption provided by Rule 12g3-2(b) under U.S. Exchange Act; (ii) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (iii) provide to holders of Offered Securities and any prospective purchasers designated by such holders, upon request of such holders, the information required to be provided pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

10.

The Corporation is not, nor will it take any actions that result in it becoming, a “passive foreign investment corporation” as defined in Section 1297(a) of the Internal Revenue Code of 1986, as amended.

11.

None of the Corporation, any of its subsidiaries, or to the knowledge of the Corporation, any member, officer, agent, employee or affiliate of the Corporation or any of its affiliates is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”); and the Corporation will not directly or indirectly use the proceeds hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any sanctions administered by OFAC.

Representations, Warranties and Covenants of the Agents

Each of the Agents represents, warrants and covenants to the Corporation that:

1.

It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. It has not arranged for the offer and sale by the Corporation, and will not arrange for the offer and sale by the Corporation, of any Offered Securities except: (a) in an offshore transaction in accordance with Rule 903 of Regulation S; or (b) in the United States to Accredited Investors in transactions that are exempt from the registration requirements under the U.S. Securities Act and state securities laws, as provided in paragraphs 2 through 11 below. Accordingly, neither the Agent, its U.S. Affiliate nor any of their affiliates nor any persons acting on behalf of any of them, has made or will make (except as permitted in paragraphs 2 through 11 below) any: (i) offer to sell or any solicitation of an offer to buy, any Offered Securities to any person in the United States; (ii) arrangement for any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, U.S. Affiliate, affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States; or (iii) Directed Selling Efforts in the United States with respect to the Offered Securities.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that each selling group member complies with, the provisions of this Schedule applicable to the Agent as if such provisions applied directly to such selling group member.

3.

All offers and sales of Offered Securities in the United States shall be solicited and arranged by the Agent through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempt from the registration requirements thereof) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate will arrange for all offers and sales of Offered Securities in compliance with all applicable United States federal and state broker-dealer requirements and this Schedule.

4.

It and its U.S. Affiliate and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.	Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to Accredited Investors.

6.

Immediately prior to soliciting any purchaser that is in the United States, the Agent, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such purchaser was an Accredited Investor, and at the time of completion of each sale to or for the benefit or account of a person in the United States, the Agent, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, that each purchaser designated by the Agent or the U.S. Affiliate to purchase Offered Securities from the Corporation is an Accredited Investor.

7.

Prior to arranging for any sale of Offered Securities by the Corporation in the United States, it shall cause each purchaser to execute a Subscription Agreement in a form mutually acceptable to the Corporation and the Agents.

8.

At least one business day prior to the Closing Date, the transfer agent for the Corporation will be provided with a list of the names and addresses of all purchasers of the Offered Securities in the United States.

9.

At Closing, each U.S. Affiliate and Agent that has offered or solicited offers and arranged for the sale of the Offered Securities by the Corporation in the United States, will provide a certificate, substantially in the form of Exhibit I hereto, relating to the manner of the offer and sale of the Offered Securities in the United States.

10.

Each purchaser will be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchaser by the Corporation in reliance on an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

11.

None of the Agent, the U.S. Affiliate nor any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of Offered Securities contemplated hereby.

EXHIBIT I TO SCHEDULE A
(TERMS AND CONDITIONS OF U.S. SALES)

AGENT’S CERTIFICATE

In connection with the offer and sale in the United States of Common Shares and Warrants (collectively, the “Units”) of Silvermex Resources Inc. (the “Corporation”) to United States Accredited Investors pursuant to a U.S. Subscription Agreement dated as of December 16, 2010, and pursuant to an agency agreement (the “Agency Agreement”) effective as of November 26, 2010 between the Corporation and the Agents named therein, Global Hunter Securities, LLC (the “U.S. Placement Agent”), the U.S. placement agent, hereby certifies as follows:

(i)

on the date hereof and on the date of each offer, solicitation of an offer or sale of Units in the United States, the U.S. Placement Agent is and was: (A) a duly registered broker-dealer with the United States Securities and Exchange Commission and under the laws of each state where offers and sales of Units were made (unless exempt from the registration requirements thereof); and (B) a member of and in good standing with the Financial Industry Regulatory Authority Inc.;

(ii)	all offers and sales of Units in the United States have been and will be effected and arranged by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

(iii)

immediately prior to offering or soliciting offers for the Units to or from offerees in the United States, we had reasonable grounds to believe and did believe that each offeree was an “accredited investor” as defined in Rule 501(a) (which definition, as it applies to certain natural persons, has been amended by the United States Dodd-Frank Wall Street Reform and Consumer Protection Act) of Regulation D (an “Accredited Investor”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, on the date hereof, we continue to believe that each U.S. person purchasing Units from the Corporation is an Accredited Investor;

(iv)

no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States;

(v)	the offers and solicitations of offers of the Units in the United States have been conducted by us in accordance with the terms of the Agency Agreement;

(vi)

in connection with each sale of Units in the United States we caused each U.S. purchaser to execute and deliver to the Corporation a U.S. Subscription Agreement in the form agreed by the Corporation and the Agents; and

(vii)

neither we nor any person acting on our behalf has engaged in any violation of Regulation M under the United States Securities Exchange Act of 1934, as amended, in connection with offers or sales of the Units in the United States.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this __ day of ____________, 2010.

GLOBAL HUNTER SECURITIES, LLC

By: _______________________________